Innovex Downhole Solutions, Inc.

19120 Kenswick Drive

Humble, Texas 77338

April 9, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Innovex Downhole Solutions, Inc.

Request to Withdraw Registration Statement on Form S-1

File No. 333-276379

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Innovex Downhole Solutions, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1 (File No. 333-276379), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on January 5, 2024. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within 15 days after such date, the Company receives notice from the Commission that this application will not be granted.

The Company is applying for withdrawal of the Registration Statement because on March 18, 2024, the Company entered into an Agreement and Plan of Merger with Dril-Quip, Inc., a Delaware corporation, Ironman Merger Sub, Inc., a Delaware corporation (“Merger Sub Inc.”), and DQ Merger Sub, LLC, a Delaware limited liability company (“Merger Sub LLC”), pursuant to which (i) Merger Sub Inc. will merge with and into the Company, with the Company continuing as the surviving entity (the “Surviving Corporation”) (the “First Merger”) and (ii) immediately following the First Merger, the Surviving Corporation will merge with and into Merger Sub LLC, with Merger Sub LLC continuing as the surviving entity. The Registration Statement has not been declared effective by the Commission, and no securities were sold or will be sold under the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Pursuant to Rule 418 under the Securities Act, the Company requests that all materials provided supplementally to the Commission be returned to the Company.

Very truly yours,

INNOVEX DOWNHOLE SOLUTIONS, INC.

By:	/s/ Kendal Reed
Name:	Kendal Reed
Title:	Chief Financial Officer

cc: W. Robert Shearer, Akin Gump Strauss Hauer & Feld LLP

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